Rise Companies Corp.

11 Dupont Circle NW

9th Floor

Washington, DC 20036

VIA EDGAR

November 26, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Jonathan Burr

Re:	Fundrise Growth eREIT VI, LLC (the “Company”) Offering Statement on Form 1-A (the “Offering Statement”)

Filed October 29, 2019

File No. 024-11004

Dear Mr. Burr:

We filed the above-referenced Offering Statement on Form 1-A on October 29, 2019. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on December 4, 2019 at 12:00 PM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	Mark Schonberger, Esq.